February 12, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	Mr. John Reynolds, Assistant Director

Mr. Ethan Horowitz, Accountant

Ms. Angela Halac, Accounting Reviewer

Ms. Janice McGuirk

Ms. Pam Howell

RE:	Orient Paper, Inc.

Form 10-K FYE 12/31/08

Filed March 27, 2009;

Form 10-Q for period end 09/30/09

Filed November 13, 2009

File No. 000-52639

Ladies and Gentlemen:

We are U.S. securities counsel for Orient Paper, Inc. (the “Company”). On behalf of the Company, we confirm that the Company will provide compliant Section 302 Certifications in their future quarterly Exchange Act filings.

On behalf of the Company, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

61 Broadway          New York, New York 10006          212-930-9700          212-930-9725 Fax

www.srff.com

/s/Gregory Sichenzia

Gregory Sichenzia

Sichenzia Ross Friedman Ference LLP

61 Broadway          New York, New York 10006          212-930-9700          212-930-9725 Fax

www.srff.com